September 8, 2025

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

        Re: Heritage Distilling Holding Company, Inc.
            Registration Statement on Form S-1
            Filed on August 26, 2025
            File No. 333-289870
Dear Justin Stiefel:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed August 26, 2025
Risk Factors
Risks Related to Our Cryptocurrency Treasury Reserve Strategy and $IP Tokens In connection with our focus on $IP, page 46

1.      Please describe the other    decentralized finance activities    that
you plan to engage in.
        In this regard, we note your disclosure on page 46 that    [i]n
connection with our $IP
        strategy, including . . . other decentralized finance activities, we expect to interact with various smart contracts deployed on the $IP network in order to optimize our new strategy.
Cryptocurrency Business, page 114

2. Please revise to disclose the percentage of your treasury that is currently invested in
        $IP and any other crypto assets. To the extent that you hold other crypto assets, please
 September 8, 2025
Page 2

      identify the crypto assets and the percentage of your treasury that is invested in such other crypto assets. If your investment in these other crypto assets is material, please add a section that addresses the characteristics of the crypto assets and the network on which they exist as well as any material risks related to your investment in such crypto assets.
3. Please revise your disclosure in this section to describe the material terms of your
      Cryptocurrency Treasury Reserve Policy so that investors understand:
          the percentage of your treasury that you intend to invest in $IP; whether you intend to invest and/or hold other crypto assets such as the USDC
          that you received in connection with your recent offering of Pre-Funded Warrants;
          the policies and procedures you have in place to govern when you exchange cash for $IP and when you monetize your $IP;
          whether you intend to hedge your $IP investment and, if so, your hedging
          strategy,
          the percentage of $IP you intend to stake;
          your policies related to air drops, incidental rights and hard forks; and
          your policies related to using your $IP as collateral for term loans or other capital raising transactions.
4. Please describe your self-custody program. Disclose the percentage of your private keys that you hold in cold storage, who has access to your private keys and the degree to which your cyber risk insurance policy protects your crypto asset holdings. In addition, we note that you intend to contract with a third-party custodian in the future.
      If known, please discuss your timeline and the factors you will consider in connection with selecting a third-party custodian.
5. To the extent that you intend to increase your $IP treasury holdings, please discuss such plans, including a timeline, the sources of capital, and how you intend to purchase additional $IP for your treasury reserve, including whether the purchases will be made through third party trading platforms or through trading counterparties.
      In addition, please disclose whether you have any agreements in place for this purpose.
6. We note your disclosure that you may operate validator nodes or delegate your $IP to other validators. Please disclose your timeline related to beginning you staking program, and, with regards to operating your own validator nodes, please disclose your timeline, the steps necessary for you to begin to operate your own validator nodes, the estimated costs, the sources of capital and any challenges you may face in implementing this plan.
 September 8, 2025
Page 3
7.     Please revise to include a materially complete description of $IP and the Story
       blockchain, including, for example, the lifecycle of $IP, the market capitalization of
       $IP, the circulating supply of $IP, the total supply of $IP and the allocation of the $IP supply, the planned distribution of additional $IP, whether there is a maximum amount of $IP that may be created, quantitative information regarding the volatility of the price of $IP, additional disclosure regarding transactions with $IP to include OTC transactions and the futures market, the range of gas prices for transactions on the
       Story blockchain, the range of rewards for operating as a validator on the Story blockchain, the unbonding period for staked $IP and the role of the Story Foundation in governance of the Story blockchain.
8.     Please revise to disclose the material terms of your    partnership with
the Story
       Foundation and its proprietary $1P,    and file the partnership
agreement as an exhibit
       if required by Item 601 of Regulation S-K.
General

9. Given the size and nature of your resale offering relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities Act Rules Compliance and Disclosure
       Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing